Exhibit 99.1

BANCO INTER S.A.

Publicly-Traded Company with Authorized Capital (Category "A") - CVM Code No. 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE 31.300.010.864

MATERIAL FACT

HOLDING OF REORGANIZATION EGM

Banco Inter S.A. ("Inter" or the "Company"), in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404/76, as amended (the “Brazilian Corporations Law") and CVM Resolution No. 44, of August 23, 2021, following the information disclosed in the Material Facts of May 24, 2021, October 7, 2021, and November 4, 2021, and in the Notice to the Market of November 17 and 24, 2021, informs its shareholders and the market that Inter’s extraordinary general shareholders’ meeting (“Reorganization EGM”) was concluded on this date, with the approval by more than 82% of the outstanding shares present, and that the corporate approvals for the Company's corporate reorganization (the "Corporate Reorganization") were obtained. Additionally, the extraordinary shareholders’ meeting of Inter Holding Financeira S.A. ("HoldFin") was also concluded.

The consummation of the Corporate Reorganization is still subject to the satisfaction (or waiver, as the case may be) of the conditions described below (the "Implementation Conditions"), noting that the other Implementation Conditions (as defined in the Protocol and Justification) have been implemented to date:

(a) Approval of the corporate acts of the Reorganization EGM by the Central Bank of Brazil

(b) Approval by Nasdaq of the listing of Class A Shares; and

(c) verification that the total amount to be disbursed for purposes of payment of the Cash-out Option shall not exceed the amount of two billion Brazilian Reais (R$2,000,000,000.00), and this condition may be waived by HoldFin and Inter in the event that the Board of Directors of Inter determines, after a reasoned assessment, that the waiver is in the best interest of Inter and its shareholders.

In the context of the Corporate Reorganization, for each three (3) common or preferred Inter shares, one (1) HoldFin preferred redeemable share will be delivered, that is, 0.33333 HoldFin preferred redeemable share will be delivered for each Inter common or preferred share. For each Inter unit, one (1) HoldFin preferred redeemable share will be delivered, subject to the adjustments described in the merger of shares protocol and justification (“Exchange Ratios”).

The Company shall disclose, on the date hereof, notice to shareholders containing information regarding the exercise of the Right to Withdraw and of the Cash-Out Option (as defined in the Protocol and Justification) within the scope of the Corporate Reorganization, as well as the expected schedule of the Corporate Reorganization.

Access to Information and Documents

Inter shall keep its shareholders and the market in general informed about the Corporate Reorganization, pursuant to applicable regulations.

Additional information, may be obtained from Inter's Investor Relations Department, via the e-mail ri@bancointer.com.br, at Avenida Barbacena, No. 1,219, Belo Horizonte, MG, or on Inter's website (http://ri.bancointer.com.br).

Belo Horizonte, November 25, 2021.

HELENA LOPES CALDEIRA

Chief Financial and Investor Relations Officer